

March 18, 2014

Via E-mail
Gregory M. Woods
Executive Vice President, Deputy General Counsel
LPL Financial Holdings Inc.
75 State Street
Boston, Massachusetts 02109

      Re: LPL Financial Holdings Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed March 12, 2014
               File No. 1-34963

Dear Mr. Woods:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note that the second proposal appears to concern two separate matters, declassifying the Board of Directors and modifying the director removal provision. Please revise to unbundle this proposal into two proposals. See Exchange Act Rule 14a-4(a)(3). For guidance, refer to Question 101.02 of the Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/14a-interps.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3830 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director

cc: Marko S. Zatylny, Ropes & Gray LLP